

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 11, 2017

Via E-mail
Mr. Robert F. Barton
American Assets Trust, Inc.
11455 El Camino Real, Suite 200
San Diego, CA 92130

> **Re: American Assets Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 17, 2017**
> **Form 8-K filed August 1, 2017**
> **File No. 001-35030**

Dear Mr. Barton:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed August 1, 2017

Ex. 99.1

1. We note that you present same-store property operating income on a cash basis, which is a non-GAAP measure. Please provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a reconciliation to the most directly comparable GAAP financial measure in future press releases, if presented. Provide us with your proposed disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities